# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Suja Life, Inc., CIK 0001934114
CUSIP: 86508F102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd, Oceanside, California (CA), 92056
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0001818714
Persons authorized to receive notices and communications: Kevin Schwartz, c/o Paine Schwartz Partners, 610 Broadway, 3rd Floor, New York, New York (NY), 10012, (212) 379-7200

## Reporting persons
- Paine Schwartz Food Chain Fund V GP, Ltd. (CIK 0001818714): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 24,245,169; sole dispositive power 0; shared dispositive power 24,245,169; aggregate amount beneficially owned 24,245,169 (62.77% of the class)
  Comment: The reported securities include (i) 9,408,857 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of the Issuer and (ii) 14,836,312 shares of Class A Common Stock issuable upon the exchange of 14,836,312 Class A common units (the "LP Units") of Suja Life Holdings, L.P. ("Holdings LP"), together with an equal number of shares of Class V common stock, par value $0.0001 per share (the "Class V Common Stock") of the Issuer.
  
  The percent of class is calculated based on (i) 23,788,700 shares of Class A Common Stock outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 4, 2026, plus (ii) 14,836,312 shares of Class A Common Stock issuable upon the exchange of 14,836,312 LP Units together with an equal number of shares of Class V Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Suja Life, Inc.
Address of issuer's principal executive offices: 3831 Ocean Ranch Blvd, Oceanside, California (CA), 92056

## Item 2. Identity and Background
Name of person filing:
This Statement on Schedule 13D is filed by Paine Schwartz Food Chain Fund V GP, Ltd. (the "Reporting Person").

The Reporting Person initially reported beneficial ownership on a Schedule 13G filed with the SEC on August 11, 2026, pursuant to Rule 13d-1(d) (the "Schedule 13G"). After giving effect to the Open Market Purchases (as defined in Item 3 below), the Reporting Person ceased to be eligible to file on Schedule 13G pursuant to Rule 13d-1(d). Accordingly, this Schedule 13D serves to amend the Schedule 13G previously filed by the Reporting Person.
Residence or business address: The principal business address of the Reporting Person is c/o Paine Schwartz Partners, 610 Broadway, 3rd Floor, New York, NY 10012.
Present principal occupation or employment: The principal business of the Reporting Person is to make and manage investments in various business organizations, including the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Acquisition of Suja Life, LLC and Issuer Initial Public Offering

Affiliates of the Reporting Person originally formed Holdings LP as a holding company in connection with their acquisition of Suja Life, LLC on August 23, 2021. In connection with the Issuer's initial public offering ("IPO"), which was completed on May 8, 2026, the Issuer and Holdings LP completed a series of organizational transactions, following which certain affiliates of the Reporting Person held the following securities: (i) 6,368,185 shares of Class A Common Stock held by Paine Schwartz Food Chain Fund V B, L.P. ("PSFC Fund V B"), (ii) 1,384,406 shares of Class A Common Stock held by Paine Schwartz Food Chain Fund V C, L.P. ("PSFC Fund V C"), (iii) 688,006 shares of Class A Common Stock held by Paine Schwartz Food Chain Fund V D, L.P. ("PSFC Fund V D"), (iv) 14,836,312 shares of Class V Common Stock held by Suja Life Consortium Aggregator, L.P. ("Consortium Aggregator"), and (v) 47,619 shares of Class A Common Stock held by Consortium Aggregator. As further described in Item 5 hereof, each of PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, and Consortium Aggregator is indirectly controlled by the Reporting Person.

Open Market Purchases

From August 10, 2026 through August 18, 2026, PSP Suja Life Aggregator, L.P. ("Suja Life Aggregator") purchased an aggregate of 920,641 shares of Class A Common Stock in open market transactions, for which it paid an aggregate of $5,924,881.39, including brokerage commissions (the "Open Market Purchases"). The Open Market Purchases are set forth in detail in Schedule I of this Schedule 13D and are incorporated herein by reference. As further described in Item 5 hereof, Suja Life Aggregator is indirectly controlled by the Reporting Person.

Source of Funds

PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, and Consortium Aggregator used capital contributions of limited partners to fund their acquisition of Suja Life, LLC. Suja Life Aggregator used available investment funds in its possession to fund the Open Market Purchases of the shares of Class A Common Stock described above.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

The securities reported herein were acquired for investment purposes. The Reporting Person and its affiliates intend to review their investment in the Issuer on an ongoing basis and may seek to increase or decrease their position in the Issuer, including by purchasing additional shares of Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer. In addition, the Reporting Person and its affiliates may seek to sell or otherwise dispose of some or all securities of the Issuer, including the reported securities and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or acquire some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to their respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of Class A Common Stock, LP Units or shares of Class V Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Person and its affiliates may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In the course of their review, the Reporting Person and its affiliates may take actions with respect to their investment in the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other stockholders of the Issuer, and taking steps to explore or implement a course of action, including, without limitation, engaging advisors to assist in any review, evaluating strategic or financing alternatives as they may become available and entering into standstill or other similar agreements with the Issuer.

The Reporting Person and its affiliates may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Person and its affiliates may deem relevant to their investment and with a view to maximizing stockholder value. The Reporting Person and its affiliates participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of Class A Common Stock and Class V Common Stock they then hold and through the exercise of their rights under the Director Designation Agreement described in Item 6 hereof.

Any transaction that the Reporting Person and its affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments; an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Person's and such affiliates' trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by the Reporting Person and such affiliates.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Person and its affiliates do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person and its affiliates may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response of the Reporting Person set forth in rows (11) and (13) of the cover page of this Schedule 13D are incorporated by reference into this Item 5(a).

The Reporting Person beneficially owns an aggregate of 24,245,169 shares of Class A Common Stock, representing 62.77% of the Class A Common Stock outstanding based on (i) 23,788,700 shares of Class A Common Stock outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 4, 2026, plus (ii) 14,836,312 shares of Class A Common Stock issuable upon the exchange of 14,836,312 LP Units together with an equal number of shares of Class V Common Stock.

The securities reported herein consist of shares of Class A Common Stock held directly by PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, Consortium Aggregator, and Suja Life Aggregator. Paine Schwartz Food Chain Fund V, L.P. ("PSFC Fund V") is one of the members of Consortium Aggregator. The sole general partner of PSFC Fund V, PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, and Suja Life Aggregator is Paine Schwartz Food Chain Fund V GP L.P. ("PSFC Fund V GP"). The general partner of PSFC Fund V GP is Paine Schwartz Food Chain Fund V GP, Ltd., which is managed by a board of directors that includes W. Dexter Paine, III, Angelos Dassios, and Kevin Schwartz. Mr. Schwartz serves on the Issuer's board of directors and may be deemed to exercise investment control over the reported securities. Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this Statement shall not be deemed an admission that the Reporting Person, or any of the foregoing, is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person set forth in rows (7) through (10) of the cover page of this Schedule 13D and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Open Market Purchases of the Class A Common Stock by Suja Life Aggregator during the past sixty days are set forth in Schedule I of this Schedule 13D and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

On May 6, 2026, in connection with the Issuer's IPO, each of PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, and Consortium Aggregator (the "Lock-Up Parties") entered into a letter agreement with Goldman Sachs & Co. LLC, Jefferies LLC, and William Blair & Company, L.L.C., as representatives of the several underwriters (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, the Lock-Up Parties agreed to certain restrictions on the transfer of shares of Class A Common Stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock through the date that is 180 days after May 6, 2026. The restrictions on transfer set forth in the Lock-Up Agreement are subject to customary exceptions.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Form of Lock-Up Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Director Designation Agreement

On May 8, 2026, in connection with the consummation of the Issuer's IPO, the Issuer entered into a director designation agreement with PSFC Fund V B, PSFC Fund V C, PSFC Fund V D, and PSP Suja Life Holdings, L.P. ("PSP", and together with PSFC Fund V B, PSFC Fund V C, and PSFC Fund V D, "Paine Schwartz"), which, among other things, governs Paine Schwartz's right to designate nominees to the Board (the "Director Designation Agreement"). Pursuant to the Director Designation Agreement, Paine Schwartz has the right to nominate a majority of directors to the Board, so long as Paine Schwartz beneficially owns at least 40% of the total number of shares of common stock outstanding upon completion of the IPO, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or similar changes in the Issuer's capitalization. In accordance with the terms of the Director Designation Agreement, Alex Corbacho, Bob DeBorde, Randy Papadellis, Kevin Schwartz, Maria Stipp, Mark Partin and Kathy Vrabeck were appointed to the Board in connection with the Issuer's IPO.

The foregoing summary of the Director Designation Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Director Designation Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

On August 23, 2021, Holdings LP entered into a registration rights agreement with PSP and the other parties thereto (the "Registration Rights Agreement"), which, among other things, grants PSP the right to request an unlimited number of long-form and short-form registrations, and provides PSP with certain customary underwritten offering and piggyback rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Exchange Agreement

On May 7, 2026, in connection with the consummation of the Issuer's IPO, the Issuer entered into an exchange agreement with Holdings LP and the unitholders of Holdings LP (the "Exchange Agreement"), pursuant to which such unitholders may exchange their LP Units, together with an equal number of shares of Class V Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election, for cash from a substantially concurrent public offering or private sale (based on the price of the Class A Common Stock in such public offering or private sale). Any shares of Class V Common Stock so delivered will be cancelled. To the extent the unitholders of Holdings LP exchange their LP Units, the Issuer's interest in Holdings LP will be correspondingly increased.

The foregoing summary of the Exchange Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Exchange Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 8, 2026).

Exhibit 99.2 - Director Designation Agreement, dated as of May 8, 2026, by and among Suja Life, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 8, 2026).

Exhibit 99.3 - Registration Rights Agreement, dated as of August 23, 2021, by and among Suja Life Holdings, L.P., PSP Suja Life Holdings, L.P. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on April 10, 2026).

Exhibit 99.4 - Exchange Agreement, dated as of May 7, 2026, by and among Suja Life, Inc. and the other signatories party thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 8, 2026).

Exhibit 99.5 - Power of Attorney (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Paine Schwartz Food Chain Fund V GP, Ltd. with the U.S. Securities and Exchange Commission on May 7, 2026).

## Signatures
- Paine Schwartz Food Chain Fund V GP, Ltd.: s/ Renata Lombardi Malavazzi, Renata Lombardi Malavazzi, as Attorney-in-Fact (08/18/2026)